UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated July 23, 2020

Commission File Number: 001-38104

IMMURON LIMITED
(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-230762) and 333-215204) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 21, 2020, Immuron Limited (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale in a registered direct offering of an aggregate of 1,066,668 American Depositary Shares (the “ADSs”) at a purchase price of $18.75 per share for aggregate gross proceeds of approximately $20.0 million. Each ADS represents 40 ordinary shares of the Company. The offering is expected to close on or about June 23, 2020, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 15 days following the closing of the offering, subject to certain customary exceptions. In addition, subject to certain exceptions, the Purchase Agreement provides that for a period of one year following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement, as amended (the “Placement Agent Agreement”), with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the aggregate purchase price for the ADSs sold in the offering, $25,000 for non-accountable expenses and $12,900 for clearing expenses. The Placement Agent (or its designees) will also receive compensation warrants in an amount equal to 6.0% of the aggregate number of ADSs sold in the offering, or warrants to purchase up to 64,000 ADSs, at an exercise price of $23.4375 per ADSs and a term expiring on July 21, 2025. The compensation warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of July 21, 2020 which has been filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-230762) (the “Registration Statement”), which became effective on April 17, 2019, and the base prospectus dated as of April 17, 2019 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement, Placement Agent Agreement and compensation warrants are subject to, and qualified in their entirety by, the documents attached hereto as Exhibits 10.1, 10.2 10.3 and 10.4, and are incorporated herein by reference.

A copy of the opinion of Francis Abourizk Lightowlers relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on July 21, 2020, which is attached hereto as Exhibit 99.1.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about July 23, 2020. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Francis Abourizk Lightowlers

10.1	Form of Securities Purchase Agreement dated as of July 21, 2020 between Immuron Limited and the investors listed therein

10.2	Engagement Letter dated July 20, 2020

10.3	Amendment to Engagement Letter dated July 22, 2020

10.4	Form of Compensation Warrant to be issued by Immuron Limited on July 23, 2020

23.1	Consent of Francis Abourizk Lightowlers (contained in Exhibit 5.1)

99.1	Press Release issued July 21, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMMURON LIMITED

Dated: July 23, 2020	By:	/s/ Jerry Kanellos
Name: Jerry Kanellos
Title: Chief Executive Officer

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